Exhibit 99.1

Results of Perion’s Survey Reveal That Advertisers Are Doubling Down on
Privacy in 2023

Driven by mounting ESG pressures, advertisers accelerate the use of  SORT® – Perion’s privacy breakthrough – as they respond to consumer demands while meeting and exceeding ROI.

TEL AVIV, Israel & NEW YORK – April 3, 2023 – Perion Network Ltd. (Nasdaq & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – search, social media and display / video / CTV advertising, today announced that it has seen growing adoption of SORT®, the company’s anonymous, privacy-driven breakthrough solution.

The scope of ESG initiatives is widening to include privacy, as consumers grow even more deeply concerned about how their personal data is collected, stored, and utilized.  Perion’s latest survey of current SORT® users found that 67%  of customers who responded think that privacy-safe solutions are very important to their brand image.

Having run on over 800 campaigns across all verticals and proving performance two times higher than traditional third-party tactics and three times the Google benchmark, SORT® is well positioned to play a vital role in the privacy ecosystem of the future, along with identity-based and contextual-based solutions.

More than 300 companies have leveraged SORT® since its launch, with momentum building, and recent clients include leading brands and NGOs such as Stop & Shop, Mercedes-Benz USA and UNICEF USA. Given that the “right to privacy” is the UN’s Declaration of Individual Human Rights, Perion was honored to have them adopt SORT®.

"There are a lot of claims about the effectiveness of privacy solutions, but the data to back that up is lacking. We conducted our survey to provide a fact-based analysis of our SORT® platform, and we are gratified that it confirmed our ability to deliver outstanding performance – most often better than cookies – without compromising users’ privacy. There is no doubt that the market for cutting-edge, scalable solutions for protecting consumer privacy will trend throughout and beyond 2023,” said Doron Gerstel, CEO of Perion. “As brands invest greater dollars in privacy-respectful solutions, we are confident SORT® will continue to attract new customers and outperform other solutions.”

“Stop & Shop is always working to ensure that we are ready for the cookieless future and that we were working with partners that were putting both privacy and innovation first,” said Shoshana Przybylinkski, Media Director, AMP Agency, the agency for Stop & Shop. “SORT®, Perion’s cookieless solution, continues to check all the boxes when it comes to easy activation and outperforming third party cookie tactics.”

SORT® enables advertisers to reach their audience at the exact moment they are most receptive to seeing an ad and can be applied on any impression or site with any format. Further, SORT® does not collect personally identifiable information (PII) and rather utilizes cookieless data points to inform decisions. The technology is certified cookieless by Neutronian, a leading data verification company, and has won several awards including the “Excellence in Online Advertising Artificial Intelligence” category for the 2022 MediaPost OMMA Awards.
For more information on SORT®, visit https://perion.com/solutions/cookieless-targeting.
About Perion Network Ltd.
Perion Network Ltd. is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display, including video and CTV advertising. These channels are brought together by Perion’s intelligent HUB, which integrates Perion’s business assets from both sides of the open Web, providing significant benefits to brands and publishers.
For more information, visit Perion's website at www.Perion.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.
Contact Information:
Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com